

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2017

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> Re: **Arconic Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Elliott Associates,**
> **L.P., Paul E. Singer et al.**
> **Filed February 14, 2017**
> **File No. 1-03610**
>
> **Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by**
> **Elliott Associates, L.P., Paul E. Singer et al.**
> **Filed January 31, February 1, 6, 8, 14, 15, 17 and 21, 2017**
> **File No. 1-03610**

Dear Mr. Wolosky:

We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

1. The Participants disclose throughout the proxy statement that they are soliciting proxies to elect Company director nominee Ulrich (rick) Schmidt. Please revise to make clear that Mr. Schmidt has consented to being named in the proxy statement and has agreed to serve if elected. Refer to Rule 14a-4(d). If he has not consented, then he is not a bona fide nominee and the Participants may not name him in the proxy materials pursuant to Rule 14a-4(d). Please see Section II.I. of SEC Release 34-31326 (Oct. 16, 1992).

2.   Please reconcile the disclosure throughout the proxy statement and on the proxy card to indicate whether the Participants are soliciting proxies to elect five of their director nominees or four of their nominees plus the Company director nominee.

3.   Disclosure in page 13 indicates that "[o]n February 3, 2017, Elliott updated its investor presentation dated January 31, 2017…to provide additional information with respect to the opportunity size of potential operational improvements at Arconic and to reduce the top end of the range of share prices that Elliott believes Arconic can achieve (based on the application of an appropriate industry multiple) following the implementation of certain improvements." Refer to our comment 5 below. Please revise this disclosure to clarify that 5 different versions of the investor presentation were published on the newarconic.com website and describe the material differences between each presentation.

The Nominees, page 19

4.   Disclosure on page 25 indicates that "[t]he corporate governance guidelines of the Company…provide that determinations of independence shall be made in accordance with the criteria for independence required by the NYSE." It is our understanding that the Company's corporate governance guidelines provide that director independence is determined "under the listing standards of the New York Stock Exchange and Arconic's Director Independence Standards" and that Arconic's Director Independence Standards are available at a different website address than that provided by Elliott. Please revise accordingly.

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12

5.   Refer to the investor presentation filed with the Commission as soliciting materials on January 31, 2017, and again on February 6, 2017 in updated form. It is our understanding that five different versions of this presentation were made available on the newarconic.com website during this same time period, each version containing what appear to be material differences from the other versions, including:

- Version 1, published on the newarconic.com website on January 31, 2017 but not filed with the Commission and which claimed that a an "approximately 50% increase" in Arconic's share value could be attained by improving margins relative to a competitor and a 7% increase in share value could be attained by cutting $100 million in costs (Slide 7);

- Version 2, filed with the Commission on January 31, 2017 and which, unlike version 1, did not include the "approximately 50% increase" and 7% increase claims that had been included in the first version;

- Version 3, published on the newarconic.com website sometime between February 1 and February 2, 2017 but not filed with the Commission and still dated January

31, 2017 and which, unlike version 2, contained different comparison metrics with respect to Arconic's Global Rolled Products ("GRP") business (Slide 21), e.g. the footnote on Slide 21 of version 3 indicated that Elliott used its own metrics ("Industry Average") as opposed to actual industry cost data in order to demonstrate Arconic's underperformance;

- Version 4, published on the newarconic.com website on the morning of February 3, 2017 but not filed with the Commission and which, unlike version 3, appears to have:
    i. added an entirely new appendix consisting of 11 slides relating to purported GRP cost savings metrics (Slides 26-36);
    ii. re-wrote and replaced the GRP cost savings comparison with a new methodology, a new presentation and new numbers, e.g. Elliott revised the presentation to purportedly demonstrate the numbers on an indexed rather than absolute basis (Slide 21);
    iii. included a higher median cash adjusted profits-to-earnings ratio of Arconic's peers (14.5x rather than 14.2x) (Slide 15); and
    iv. changed the EBITDA margin difference between Arconic's Engineered Products & Solutions business and a competitor of Arconic, e.g. from 690 to 630 basis points in 2008, and from 730 to 860 basis points in 2015 (Slide 20); and

- Version 5, published on the newarconic.com website late afternoon on February 3, 2017, filed with the Commission on February 6, 2017 and still dated January 31, 2017 and which, unlike version 4, appears to have:
    i. changed Elliott's projected economics regarding its potential share price increase of Arconic from $13.50 per share of Arconic, the price indicated in all prior versions of the investor presentation, to $4.40 per share;
    ii. reduced the upside Elliott projects for Arconic's share price if certain changes are made (from a maximum of 138% to a maximum of 105%) (Slide 4);
    iii. reduced what Elliott indicates is the maximum potential value per share of Arconic, "without growth," from $54 per share to $46 per share (Slide 8);
    iv. further changed the EBITDA margin difference between Arconic and a competitor of Arconic (from 630 to 590 basis points in 2008, from 860 to 620 basis points in 2015, and from a maximum of 1,100 to a maximum of 700 during the relevant period (Slides 7, 20));
    v. increased projected corporate (non-operational) cost savings (from $0.88 per share to $0.89 per share) (Slide 8);
    vi. changed the value for Arconic's 2016 revenue guidance (from $14.7 to $14.4) (Slide 17); and
    vii. removed, in its entirety, the 11-page appendix that was included in the fourth version.

We remind the Participants of their obligations under Exchange Act Rule 14a-12, including the requirement that all soliciting material published, sent or given to security holders in accordance with the rule be filed with the Commission no later than the date the material is first published, sent or given to security holders.   Please file the first, third and fourth versions of the investor presentation with the Commission and include disclosure highlighting any material changes between the filed version and the previously filed version and the reasons for such change.

6.   We note that the soliciting material filed pursuant to Rule 14a-12 on February 15, 2017 indicates that certain Search Engine Marketing advertisements were issued on February 14, 2017. It is our understanding that such advertisements appeared as early as February 4, 2017. Please ensure that all such advertisements contain the information and legends required by Rule 14a-12 and that any new advertisements constituting soliciting materials are filed with the Commission no later than the date such material is first published, sent or given to security holders.

Soliciting Materials filed on newarconic.com

7.   Please advise whether the soliciting materials on the Shareholder Information page and the other pages of the newarconic.com webpage, including the investor presentation, were disseminated by means other than publication on the newarconic.com webpage and if so, whether such disseminated materials contained the information and legends required by Rule 14a-12(a).

8.   We note the statement in the investor presentation that "Elliott Management shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third party report or this presentation." This statement also appears in the soliciting material filed with the Commission pursuant to Rule 14a-12 on January 31 and February 6, 2017. As the Participants are responsible for the accuracy of all information in their filings, this qualification is inappropriate. Please avoid making future statements that imply the inclusion of the information creates no legal liability exposure for the Participants under the federal securities laws. Please also revise the investor presentation included on the website accordingly and ensure such disclaimer is corrected on all versions of the investor presentation to be filed with the Commission in response to comment 5 above and/or added to the newarconic website. Please make conforming changes to the disclaimer found on the newarconic website itself.

9.   We note the statement in the Disclaimer found on the website that "This communication is not a solicitation of a proxy, which may be done only pursuant to a definitive proxy statement." We remind you of the definition of solicitation in Exchange Act Rule 14a-1(l)(1)(iii). Please remove this statement.

10.   We note that certain quotes found on the "Reactions" page of the newarconic.com website include hyperlinks to the articles from which such quotes originated. We also

note that the quotes, but not the articles themselves, have been filed with the Commission pursuant to Rule 14a-12. Please advise what consideration was given to filing all of the hyperlinked material pursuant to the requirements of Rule 14a-12. In responding to this comment, please refer to Securities Act Release No. 7856 (April 28, 2000) and the text accompanying footnote 57.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions